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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    14    )*
                                          ---------

                        Papa John's International, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   698813 10 2
           --------------------------------------------------------
                                 (CUSIP Number)

                         Christopher J. Sternberg, Esq.,
              P.O. Box 99900, Louisville, KY 40269, 502-261-4934
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 24, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  4  Pages
                                        ---


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CUSIP No. 698813 10 2                 13D                 Page  2  of  4  Pages
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
                 John H. Schnatter
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
                 N/A
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                 N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                 N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                 U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 6,951,186
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    6,951,186
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                 6,951,186
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                 25.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 698813 10 2                 13D                 Page  3  of  4  Pages
          -----------                                          ---    ---

                               AMENDMENT NO. 14 TO
                                  SCHEDULE 13D
                                JOHN H. SCHNATTER

     This Amendment No. 14 amends and supplements the Statement on Schedule 13D filed by John H. Schnatter, as amended by Amendment Nos. 1-13 thereto, with respect to the common stock ("Common Stock") of Papa John's International, Inc. (the "Company"). Such Schedule 13D is hereby amended to add or revise information to the items indicated. Unless otherwise indicated, defined terms have the same meaning set forth in the originally filed
Schedule 13D, as amended.

ITEM 4.    PURPOSE OF TRANSACTION

     On August 27, 1999, Mr. Schnatter made a gift of 2,535 shares of Common Stock to a charity. On September 29, 1999, Mr. Schnatter exchanged 49,046 shares of Common Stock for share interests in the Belcrest Capital Exchange Fund, LLC. On November 3, 1999, pursuant to the terms of the GRAT, 152,983 shares of Common Stock were distributed from the GRAT to Mr. Schnatter, changing the form of ownership of these shares from indirect to direct. On December 6, 1999, Mr. Schnatter made a gift of 6,750 shares of Common Stock to a charity.

     These transactions result in Mr. Schnatter's owning, directly and indirectly, a total of 6,951,186 shares of Common Stock as follows: 5,847,751 shares owned directly; 489,907 shares owned by the GRAT; 395,500 shares owned by The JHS Family Limited Partnership; 79,750 shares owned by The John H. Schnatter Family Foundation; and 138,278 shares subject to options which are currently exercisable or exercisable within 60 days of January 24, 2000.

     By virtue of his stock ownership, and his position as Chairman of the Board and Chief Executive Officer of the Company, Mr. Schnatter may be deemed to be in control of the Company. Mr. Schnatter has no present intent to acquire or dispose of additional shares of Common Stock; however, Mr. Schnatter may from time to time sell shares in order to diversify his assets or make charitable or other gifts of shares.

ITEM 5.    INTEREST IN SECURITIES OF THE COMPANY

           (a)   6,951,186 (25.1 %).

           (b)   Sole voting power: 6,951,186 shares
                 Shared voting power: 0
                 Sole dispositive power: 6,951,186 shares
                 Shares dispositive power: 0

           (c) Mr. Schnatter made sales, gifts and transfers of shares of Common Stock as described in Item 4.


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CUSIP No. 698813 10 2                 13D                 Page  4  of  4  Pages
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 24, 2000                         /s/ John H. Schnatter
-------------------------------------    -------------------------------------
                                         Signature


                                               John H. Schnatter
                                         -------------------------------------
                                         Name